Barrons.com

June 10, 2014

Merk Gold Trust

333-180868

Filed Pursuant Rule 164 and 433

Gold: Here’s What the Optimists are Saying

By Brendan Conway

These days, as gold heads for its worst weekly drop in eight months, the bears and the skeptics are firmly in charge. So it’s a good time for a look at what the optimists are saying.

Let’s start with Capital Economics head of commodities research Julian Jessop, who this morning stuck by the firm’s $1,450 year-end price target for an ounce of gold. That’s a gain of more than 15% from here, with the most actively traded futures contract down 1% Friday, to $1,245.

1.) Ukraine shows gold still has a “haven” appeal. As Jessop wrote in a client note this morning: “[E]ven if the worst of the Ukraine crisis is over – which remains to be seen – the recent nervousness has again demonstrated the precious metal’s worth as a refuge in times of uncertainty. After all, this was something that many had begun to doubt after the plunge in the gold price in the first half of last year. The true test of safe-haven status is in bad times, not good.”

2.) Lower bond yields are still good for gold. This much is obvious from the first few months of 2014, when bonds and gold gained in tandem. Jessop argues investors continue to speculate that official interest rates’ “neutral” level has fallen for the long run, which “should reduce the opportunity cost of holding gold.”

3.) Europe and Japan: Stimulus-a-palooza. This might be the most compelling argument yet. Per Jessop: “The ECB looks set to reduce interest rates again next week, with its deposit rate cut below zero. In principle this means there will no longer be any interest rate penalty for holding gold in the euro-zone. … Full-blown QE may still follow later in the year. … Meanwhile, we continue to expect the Bank of Japan to announce an extension of its asset purchases through 2015, most likely in October. While the impact on the dollar price of gold of these moves may partly be diluted by renewed weakness in the euro and the yen, further monetary stimulus by two of the world’s major central banks should provide some support.”

4.) Big events from left field: For instance, economic implosion in China, major loosening of Indian gold import restrictions, and the like.

Now let’s turn to Axel Merk of Merk Investments, who tells ETF.com‘s Rebecca Hampson this week:

    We think gold is going to do just fine.

    Draghi and the Eurozone have said that interest rates are negative and will become more negative over time. In the U.S. they can afford positive real rates, so we are going to have a bias toward negative real interest rates as far as the eye can see.

    There is also going to be a price to pay for the amount of debt in the world and I think this price is going to be reflected in the price of gold. If nothing else the risk that the dollar will continue to be debased means gold should do just fine.

Checking in on the gold sector’s ETFs Friday midsession, SPDR Gold Trust (GLD) and Market Vectors Gold Miners ETF (GDX) are down by 0.9% and 0.7%, respectively.

Leveraged trader favorites Direxion Daily Gold Miners Bear 3X Shares (DUST) and Direxion Daily Gold Miners Bull 3X Shares (NUGT) are moving by 2% apiece. iShares Silver Trust (SLV) is down by 1.9%.

___ end article

    Global Cost of Cybercrimes Is More than $400 Billion, Report Estimates (Roll Call)

    How To Profit Like Soros For Only $1,000 (Forbes)

    24 Best Stocks for Your Portfolio (Kiplinger)

    Don't Miss What 61% of CFOs are Planning on Providing in the Next Year (KPMG)

    See How CFOs of Major Companies are Transforming Their Roles Through Technology (KPMG)

More From Barron's

    Workday Playing to Win

    Sell Stocks, Buy Options

    Convertible Bonds: Nice Yield, Lower Risk

    Oakmark's Bill Nygren Names 9 Favorite Stocks

    Icahn Joins Family Dollar Feud